

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 30, 2009

James Roszel
President
Oldwebsites.com, Inc.
175 East 400 South, Suite 900
Salt Lake City, UT 84111

> **Re: Oldwebsites.com, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed October 20, 2009**
> **File No. 000-52546**

Dear Mr. Roszel:

We have reviewed your filing and have the following comments. Where prior comments are referenced, they refer to our letter dated October 6, 2009.

General

1.   We note that your response letter has not been signed by Mr. Roszel. Please include the Tandy representations with your next response letter, and ensure that the letter is signed by an authorized representative of Oldwebsites.com, on behalf of Oldwebsites.com.

Directors and Executive Officers

Committees, page 4

2.   You state that "The Company does not have standing audit, nominating, compensation or other committees of its Board of Directors." However, on page 6 you state that "the Audit Committee of the Board of Directors, which is comprised of independent directors knowledgeable of financial reporting, considers and pre-approves any audit and non-audit services to be performed by the Company's independent accountants." Please reconcile this discrepancy.

James Roszel
Oldwebsites.com, Inc.
October 30, 2009
Page 2

Proposal Number One: Election of Directors, page 6

3.   We refer to your response to prior comment 3 and reissue our comment, in part. Revise your filing to include all the information regarding director independence required by Item 407(a), applicable to you through Item 7 of Schedule 14A.

Proposal Number Three: Sale of Operating Assets, page 6

4.   Your response to prior comment 6 notwithstanding, it does not appear that you have addressed any disadvantages or potential negative impacts of becoming a shell company. For example, but without limitation, explain that transactions entered into by shell companies (such as reverse mergers), typically result in significant dilution to existing shareholders. In addition, disclose the impact that selling your existing operations may have on the price of your common stock.

5.   Revise your filing to disclose the shareholder vote necessary to approve each of the proposals.

6.   We note your response to prior comment 8 and we reissue our comment, in part. As previously requested, please revise this section to describe in material detail how the sale price and form of consideration were determined and negotiated, disclose the extent of the involvement of Paul and James Roszel in the negotiations, and state the views of your board of directors as to whether the transaction is fair to and in the best interests of your shareholders.

Financial Statements, page 10

7.   We refer to your response to prior comment 10 and reissue our comment, in part. Consistent with paragraph (c) of Item 14, your amended filing should provide historical information regarding the business being sold, in a manner that is responsive to Items 101, 102, 103, 303 and 304 of Regulation S-K. Note in this regard that Item 14(c)(1) of Schedule 14A, which references information required by Part B of Form S-4, is applicable to you based on the sale of substantial assets, notwithstanding the fact that you are not filing a registration statement on Form S-4. Refer to Item 14(a)(4) of Schedule 14A.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions or concerns to Michael F. Johnson at (202) 551-3477, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (801) 524-1098
        Steven L. Taylor, Esq.
        Steven L. Taylor, PC